Exhibit 99.1

EMAIL TO CERTAIN EMPLOYEES, DATED SEPTEMBER 28, 2009

TO:	All Employees with Outstanding National Semiconductor Stock Options
FROM:	Brian Halla, Chairman and CEO
RE:	National Semiconductor Stock Option Exchange Program Approved by Stockholders
DATE:	September 28, 2009

I’m pleased to announce that on September 25th, our stockholders approved our proposed stock option exchange program. The option exchange program will give eligible employees a one-time opportunity to exchange, at set ratios, certain underwater options for restricted stock units, or RSUs. This will be a voluntary program — eligible employees will make their own choice whether or not to participate.

A description of the proposed exchange program was included in our proxy statement for the 2009 annual meeting of stockholders, which can be found at  (http://annualreport.national.com/invest/2009annual/Proxy_Statement_2009.pdf).  Additional detailed information about the terms of the option exchange program and how to participate will be provided to eligible employees at the time the option exchange program begins.

Until the launch date is finalized and the option exchange program begins, there’s nothing you need to do. However, some basic information is included in a Q&A format below for your reference.

 Stock Option Exchange Program Q&A

When will the option exchange program begin?

Option exchanges are governed by United States Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE) regulations.  Certain legal disclosures and procedures need to be prepared and put in place before the company launches the option exchange program.  The option exchange program will consist of a  tender offer in which eligible employees may elect to tender their eligible options to the company in return for new Restricted Stock Units.   Eligible employees will receive written notification when the option exchange program begins.

Which options are eligible for exchange?

Only options with per-share exercise prices greater than the highest trading price of our common stock in the 52 weeks prior to the start of the option exchange program, those that were granted more than 12 months prior to the start of the option exchange program, and those that will not expire within 12 months after the conclusion of the option exchange program will be eligible for exchange. Thus, eligible options will be determined when the option exchange program commences.

Who will be eligible to participate in the option exchange program?

Regular, full-time employees who have outstanding options that are eligible for exchange will be eligible to participate in the option exchange program.

Is anyone excluded from participating?

Members of our Board of Directors and our “named” executive officers (National’s top 5 highest paid officers as identified in our proxy statement for the 2009 annual meeting of stockholders) will not be eligible to participate in the option exchange program. Former employees and retirees who still hold options will also not be eligible.

How long will eligible employees have to exchange eligible options?

Once the option exchange program begins, eligible employees will have at least 20 business days to exchange their options.

Why has the company decided on these particular terms for the exchange?

As a publicly traded company, we are subject to specific SEC and NYSE regulatory guidelines and acceptable practices defined by stockholder governance groups on how to structure and execute an option exchange. The elements of our proposed exchange program — including the limitations on who is eligible to participate and which options are eligible to be exchanged — are all considered best practices in implementing an exchange program that stockholders can support. We have taken these guidelines and what we believe makes the most sense for employees, the company and our stockholders into account in setting the terms of the option exchange program.

Why are we exchanging options for RSUs?

RSUs provide the right to receive shares of National Semiconductor stock without payment of an exercise price, and as a result, RSUs provide value to an employee even if the stock price declines between the grant date and the date on which the RSU vests.  In contrast, stock options are only in-the-money when the Company’s stock is trading at a price above the option’s exercise price.  The Company feels that RSUs can play an important and complementary role to stock options in our ongoing equity compensation strategy.

Furthermore, because RSUs do not require payment of an exercise price, RSUs may be offered for exchange at ratios of greater than one for one (in other words, the number of RSUs granted will be less than the number of shares subject to the option for which it was exchanged).   Accordingly, an option exchange program that replaces underwater options with fewer RSUs offers the Company the opportunity to cancel and retire the greatest number of inefficient underwater options, thereby reducing the Company’s equity plan overhang.   This is an important shareholder metric for corporate governance purposes.

What will the vesting schedule be for RSUs I receive from exchanging options?

RSUs that are granted in return for the cancellation of stock options which are fully vested at the opening of the option exchange program will vest 33.34% per year, on each anniversary of their grant date, over 3 years.    RSUs that are granted in return for the cancellation of stock options which are only partially vested at the opening of the option exchange program will vest 25% per year, on each anniversary of the grant date, over 4 years.

Does this mean the company is no longer bullish about our future and the performance of our stock?

No.  The proposed option exchange program recognizes that some option grants are significantly underwater due to the significant decline in our stock price in light of the global financial and economic crisis. As a result, while the Company continues to take a significant expense to earnings for many of these option grants, they have not delivered the value to employees we intended to provide at the time they were granted. The option exchange program will give our employees the opportunity to decide whether it makes sense to trade certain options and realign portions of their equity compensation with current market conditions.

What should I do?

Right now, there’s nothing you need to do. When we launch the option exchange program, if you are an eligible employee, you will receive detailed information so that you can make a decision that’s best for you.

The option exchange program described above has not yet commenced. National Semiconductor Corporation (National) will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the option exchange program. Persons who are eligible to participate in the option exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange program.

Option holders will be able to obtain the written materials described above and other documents filed by National with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, option holders may obtain free copies of documents filed by National with the SEC by directing a written request to: Investor Relations, Mail Stop G2-397, National Semiconductor Corporation, 2900 Semiconductor Drive, P.O. Box 58090, Santa Clara, California 95052-8090.